Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

October 25, 2019

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 315, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 316, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood Total Return Fund (formerly, the Westwood Low Volatility Equity Fund), the Westwood High Income Fund (formerly, the Westwood Short Duration High Yield Fund) and the Westwood Alternative Income Fund (formerly, the Westwood Market Neutral Income Fund) (each, a “Fund,” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Westwood Management Corp. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.	Comment. In the Westwood High Income Fund’s “Principal Investment Strategies” sections, please explain the term “emerging markets.”

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Raymond Be, Esq.

October 25, 2019

Response. The requested change has been made.

2.	Comment. In the Westwood High Income Fund’s “Principal Risks” sections, please revise the “Inflation-Linked Securities Risk” disclosure to provide examples of factors that may impact real interest rates.

Response. The requested change has been made.

3.	Comment. Please explain (1) why the FTSE 1-Month U.S. Treasury Bill Index is an appropriate broad-based securities market index for purposes of the Westwood Alternative Income Fund’s performance disclosure; and (2) why the FTSE 1-Month U.S. Treasury Bill Index is an appropriate index of securities prices for purposes of the Fund’s Performance Adjustment.

Response. The Adviser believes that the FTSE 1-Month U.S. Treasury Bill Index is an appropriate broad-based securities market index for purposes of the Westwood Alternative Income Fund’s performance disclosures and an appropriate index of securities prices for purposes of the Fund’s Performance Adjustment in light of the requirements of Form N-1A and the SEC guidance cited below. The Adviser also notes that various funds, including a number of funds with objectives and strategies similar to those of the Westwood Alternative Income Fund, use a 1-Month or 3-Month U.S. Treasury Bill Index for performance disclosure purposes.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”2 The Adviser notes that the FTSE 1-Month U.S. Treasury Bill Index is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter, and is not composed of securities of firms in a particular industry or group of related industries.

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
[2]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19832 (Apr. 6, 1993).

Raymond Be, Esq.

October 25, 2019

Early guidance on the meaning of an appropriate securities index comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940, as amended. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would not be appropriate.3

The Adviser notes that the Incentive Fee Arrangements Release indicates that boards should consider factors “such as” those listed. The Adviser believes that the list of factors is not intended to be exhaustive, nor should any one factor be viewed as determinative. This is particularly the case when applying the factors to absolute return funds such as the Westwood Alternative Income Fund, which were not envisioned in 1972 when the Incentive Fee Arrangements Release was issued. At that time, funds generally were limited to fixed income funds, equity funds, and balanced funds, and alternative strategies were not widely utilized. When applied to an absolute return fund such as the Westwood Alternative Income Fund, the Adviser believes that the factors weigh in favor of using the FTSE 1-Month U.S. Treasury Bill Index as an appropriate broad-based securities market index for purposes of the Fund’s performance disclosures and an appropriate index of securities prices for purposes of the Fund’s Performance Adjustment. Specifically, with respect to whether the FTSE 1-Month U.S. Treasury Bill Index is an appropriate index of securities prices for purposes of the Westwood Alternative Income Fund’s Performance Adjustment, the Adviser notes the following:

•	Volatility. The Westwood Alternative Income Fund will seek to provide a positive total return in all market conditions by maintaining a portfolio that is designed to have low volatility and low correlations with equity and fixed income markets. Given that the FTSE 1-Month U.S. Treasury Bill Index tracks short-term Treasury bills with maturities of approximately 30 days, its returns will similarly have low volatility and low correlation to either the equity or fixed income markets.

[3]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release No. IA-315, IC-7113 (Apr. 6, 1972) (the “Incentive Fee Arrangements Release”).

Raymond Be, Esq.

October 25, 2019

•	Diversification of Holdings. The Westwood Alternative Income Fund may invest in a broad portfolio of fixed income securities and equity securities and will also use derivative strategies in seeking to achieve its investment objective. As a result, the Westwood Alternative Income Fund’s holdings will not be limited to a particular industry or sector. Similarly, as the FTSE 1-Month U.S. Treasury Bill Index largely represents the return on short-term cash instruments, it is not limited to a particular industry or sector, but rather is a broad-based index.

•	Types of Securities Owned. The Incentive Fee Arrangements Release indicates that, if a fund invests in a particular security type, it would not be appropriate to use an index that measures the performance of another particular security type as the basis for the fund’s performance fee. However, the Westwood Alternative Income Fund will not be limited to a particular type of security that could be easily represented by the choice of a particular index. Rather, the Westwood Alternative Income Fund’s objective will result in low correlations to the equity and fixed income markets, and low volatility. Under these circumstances, the Adviser believes that the Westwood Alternative Income Fund’s objective should weigh more heavily than the types of securities it owns in determining an appropriate performance fee index.

•	Objective. The Adviser believes that a comparison to an index that tracks Treasury bills is the best way to measure the performance of an absolute return fund such as the Westwood Alternative Income Fund, which seeks positive returns regardless of market conditions and, therefore, to minimize any correlation to the equity and fixed income markets. As a result, the Adviser believes that the use of the FTSE 1-Month U.S. Treasury Bill Index for purposes of calculating the Performance Adjustment, when combined with the facts that (1) a share class must outperform the FTSE 1-Month U.S. Treasury Bill Index by more than 2.00% in order for the Adviser to receive any positive Performance Adjustment, and (2) that the maximum positive Performance Adjustment would result in a Management Fee that equals the management fee rate currently paid by a share class regardless of the share class’ performance and is in the 18th percentile of the management fees paid by the funds in the Fund’s Morningstar Category that offer institutional shares as of June 30, 2019, will properly reward the Adviser for increases in the Fund’s net asset value resulting from the Adviser’s success in achieving the Fund’s objective, and will penalize the Adviser for failure to achieve the objective.

Raymond Be, Esq.

October 25, 2019

Finally, with respect to the ability of a fund to select an appropriate securities index, the SEC stated that “[the ‘appropriate securities index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.”4 The Adviser believes that the FTSE 1-Month U.S. Treasury Bill Index best reflects the broad market in which the Fund invests and, consistent with the SEC guidance, it should be given considerable deference in determining whether an index is an appropriate broad-based securities market index for purposes of the Westwood Alternative Income Fund’s performance disclosures and an appropriate index of securities prices for purposes of the Fund’s Performance Adjustment.

4.	Comment. Please explain why the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index is an appropriate additional index for purposes of the Westwood High Income Fund’s performance disclosure, given that the Fund may invest up to 30% of its total assets in equity securities.

Response. The Adviser believes that the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index is an appropriate additional index for purposes of the Fund’s performance disclosure because, despite the fact that the Fund may invest up to 30% of its total assets in equity securities, the Fund has a neutral allocation of 80% of its total assets in debt securities and 20% of its total assets in equity securities. Disclosure to this effect has been added to the Fund's “Principal Investment Strategies” sections. In addition, the Adviser believes that the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index is an appropriate index of securities prices for purposes of the Fund’s Performance Adjustment in light of the factors regarding selection of an appropriate index discussed in the Incentive Fee Arrangements Release (i.e., the volatility, diversification of holdings, types of securities owned and objectives of the Fund).

5.	Comment. Please confirm that the Performance Adjustments will not be based on the performance of the Funds prior to November 1, 2019.

[4]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Raymond Be, Esq.

October 25, 2019

Response. The Trust confirms that the Performance Adjustments will not be based on the performance of the Funds prior to November 1, 2019.

6.	Comment. Please explain why it is reasonable for the Westwood High Income Fund’s Performance Adjustment to be calculated according to a schedule that adds or subtracts 0.0032% of the relevant share class’s average daily net assets for each 0.01% by which the performance of such share class exceeds or lags the performance of the Index Hurdle over the Performance Period.

Response. In the Incentive Fee Arrangements Release, the SEC stated that “[i]n structuring incentive fee arrangements it is important to build in a degree of confidence that any significant incentive payments (or penalties) are attributable to the adviser’s skill, or lack of skill, rather than to random fluctuations.”

The fact that the Performance Adjustment for the Westwood High Income Fund is calculated according to a schedule that adds or subtracts 0.0032% of a share class’ average daily net assets for each 0.01% by which the performance of the share class exceeds or lags the performance of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index plus 1.00% (the “Index Hurdle”) over the Performance Period results from (1) the Management Fee of the Fund ranging from a minimum annual rate of 0.06% to a maximum annual rate of 0.70%, (2) the maximum Performance Adjustment (positive or negative) occurring when the performance of a share class exceeds, or is exceeded by, the performance of the Index Hurdle by 1.00% over the Performance Period, and (3) the use of continuous fees for the Performance Adjustment, pursuant to which the Performance Adjustment increases or decreases with slight performance differences.

The Adviser believes that the Management Fee for the Westwood High Income Fund ranging from a minimum annual rate of 0.06% to a maximum annual rate of 0.70% is reasonable because, among other things, the minimum Management Fee, which would be paid when a share class’ performance equals, or is exceeded by, the performance of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index over the Performance Period, is in the 15th percentile of the management fees paid by the funds in the Fund’s Morningstar Category that offer institutional shares as of June 30, 2019, and the maximum Management Fee equals the management fee rate currently paid by a share class regardless of the share class’ performance.

The Adviser also believes that the maximum Performance Adjustment (positive or negative) occurring when the performance of a share class exceeds, or is exceeded by, the performance of the Index Hurdle by 1.00% over the Performance Period is reasonable because the maximum negative Performance Adjustment would occur when a share class’ performance equals, or is exceeded by, the performance of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index over the Performance Period, and the minimum share class performance necessary for the maximum positive Performance Adjustment (i.e., performance equal to that of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index plus 2% over the Performance Period) would be in the 4th percentile of the performance of the funds in the Fund’s Morningstar Category for the five-year period ended June 30, 2019. The Adviser also notes that the minimum share class performance necessary to avoid a negative Performance Adjustment (i.e., performance equal to that of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500 Index plus 1% over the Performance Period) would be in the 8th percentile of the performance of the funds in the Fund’s Morningstar Category for the five-year period ended June 30, 2019. In light of the historical performance of the funds in the Fund’s Morningstar Category, the Adviser believes that any positive Performance Adjustment would be attributable to the Adviser’s skill, and that the maximum Performance Adjustment would be consistent with the Incentive Fee Arrangements Release statement that “the performance differences from which the maximum fee adjustment results should be set so as to preclude such maximum fee adjustment resulting from insignificant or random differences.”

Raymond Be, Esq.

October 25, 2019

Finally, the Adviser believes that the use of continuous fees for the Performance Adjustment decreases the significance of the payments made for slight performance differences, which is also consistent with the statement in the Incentive Fees Arrangement Release that funds should avoid basing significant fee adjustments upon random or insignificant differences.

7.	Comment. Please confirm that the fulcrum fee arrangements were approved by shareholders, or provide the Trust’s basis for implementing the fulcrum fee arrangements without obtaining shareholder approval.

Response. The Trust is implementing the fulcrum fee arrangements without obtaining shareholder approval in reliance on Gartmore Mutual Funds, SEC No-Action Letter (pub. avail. March 19, 2004). The Trust and the Adviser believe that the conditions of the no-action letter are met because, among other things, the rate of the management fee that will be paid by a Fund pursuant to its fulcrum fee arrangement will never exceed the current rate of the management fee that is paid by the Fund.

8.	Comment. In the “How to Exchange Fund Shares” sections, please clarify whether an exchange between share classes of different Westwood Funds is a taxable event.

Raymond Be, Esq.

October 25, 2019

Response. The requested change has been made.

9.	Comment. Please confirm that the Westwood Alternative Income Fund primarily uses alternative strategies in seeking to achieve its investment objective.

Response. The Adviser confirms that the Fund primarily uses alternative strategies, including convertible arbitrage and hedging strategies, in seeking to achieve its investment objective.

10.	Comment. Please confirm that each Fund’s shareholders were provided with 60 days’ prior written notice of the Fund’s investment objective change.

Response. The Trust confirms that each Fund’s shareholders were provided with 60 days’ prior written notice of the Fund’s investment objective change.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer
Christine M. Nassauer